UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens - Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 29, 2026, the Registrant issued a press release relating to the acquisition of three Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The Share Purchase Agreement

On July 28, 2026, TOP SHIPS Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Central Mare Inc. (the “Seller”), a company affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase 500 registered shares of each of Roman Shark L Inc., Roman Shark A Inc. and Roman Shark C Inc. (the “SPVs”), representing all of the issued and outstanding shares of the SPVs. Each SPV has entered into a shipbuilding contract with HD Hyundai-Vietnam Shipbuilding Co., Ltd. for the purchase of a 49,940 dwt MR chemical/product oil carrier. The aggregate amount of pre-delivery installments payable under each shipbuilding contract is $49.5 million, out of which $2.8 million per vessel has already been settled. The tankers are scheduled for delivery in July 2029, September 2029 and October 2029.

The purchase price for all of the shares of the SPVs, net of a $2.6 million cash payment and the $23.5 million refund from a previously announced and cancelled acquisition to purchase a portfolio of residential real estate assets in Dubai that has been credited against purchase price, is approximately $4.7 million (the “Purchase Price”), which is payable on the closing of the acquisition of the SPVs (the “Closing”) that will occur no later than September 30, 2026.

Pursuant to the SPA, to the extent the Company raises capital through the incurrence of indebtedness or the issuance of any common stock, preferred stock, or other equity interest prior to the Closing, the Company shall be obligated to apply 100% of the net cash proceeds of such financing or equity raises directly toward the payment of the Purchase Price at Closing.

The SPVs have each secured time charter employment with a major oil trader for the vessels, starting from each vessel’s delivery and for firm durations of five years, with charterer’s option to extend for one additional year. The total potential gross revenue backlog from this contract, including optional years, is about $140.6 million.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

Share Purchase Agreement with Rubico Inc.

As previously announced, on July 27, 2026, the Company entered into a share purchase agreement (the “RSV SPA”) with Rubico Inc. (“Rubico”), a related party, to sell 500 registered shares of Roman Shark V Inc. (“RSV”), representing all of the issued and outstanding shares of RSV. RSV has entered into a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker is scheduled for delivery in the second quarter of 2029.

The purchase price for all of the shares of RSV is approximately $6.5 million (the “RSV Purchase Price”) which is payable on the closing of the acquisition of RSV (the “RSV Closing”) no later than September 30, 2026. A previously paid advance cash payment of $0.3 million will be credited against the RSV Purchase Price. Rubico may elect to make the payment of any unpaid part of the RSV Purchase Price for RSV in the form of Series G Perpetual Convertible Preferred Shares issued by Rubico.

Pursuant to the RSV SPA, to the extent Rubico raises capital through the issuance of any common stock, preferred stock, or other equity interest prior to the RSV Closing, Rubico shall be obligated to apply 100% of the net cash proceeds of such equity raises directly toward the payment of the RSV Purchase Price at RSV Closing (the “Cash Sweep”). The Company may waive the Cash Sweep unilaterally by notifying Rubico prior to the RSV Closing.

RSV has entered into a definitive sale and leaseback financing agreement (“Financing”) with ABC Financial Leasing Co., Ltd., a major Chinese leasing company, or its controlled subsidiaries. The Financing is in an aggregate amount of 85% of the pre-delivery installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million, out of which $6.8 million has already been settled. The Financing bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under the Financing, upon delivery of the vessel, Rubico will make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. Rubico and the Company will provide corporate guarantees in favor of the leasing company.

The sale was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

The information contained in this Report, except for the commentary of Evangelos J. Pistiolis contained in Exhibit 99.1, is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS Inc.
(Registrant)

Date: August 17, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer